SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated
Results for the Fourth Quarter and Full Year of 2006

BOVESPA [1]
(lot of 1,000 shares)
TCSL3: R$10.2
TCSL4: R$6.7

NYSE [1] (1 ADR = 10,000 shares)
TSU: US$30.65

(1) Figures of March 05, 2007

4Q06 Conference Call

Conference Call in English
March 6, 2007, at 11:00 am, Brasília time.
(09:00 US ET)

Conference Call in Portuguese:
March 6, 2007, at 13:00 pm, Brasília time.
(11:00 US ET)

For further information, please
access the Company’s website:
www.timpartri.com.br

IR Contacts:
Stefano De Angelis
CFO and Investor Relations Officer

Joana Serafim
IR Manager
(55 21) 4009-3742 / 8113-0571
jserafim@timbrasil.com.br

Leonardo Wanderley
IR Analyst
(55 21) 4009-3751 / 8113-0547 lwanderley@timbrasil.com.br

Rio de Janeiro, March 6, 2007 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and indirectly TIM Nordeste S.A., announces its results for the fourth quarter (4Q06) and full year of 2006. TIM Participações S.A. (“TIM Participações” or “TIM”) provides mobile telecommunications services through its mobile operators throughout Brazil and is the largest GSM operator in the country. The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. Comparisons refer to the fourth quarter of 2005 (4Q05) and the year of 2005, except when otherwise indicated.

4Q06 Highlights

  With the launch of “TIM Casa”, a pioneering service in Brazil which transforms mobile handsets into house phones, the Company maintains its leadership in services innovation, reaching more than 250 thousand subscriptions after only 3 months of its launching.

  Strong growth in the postpaid segment: 27.9% market share in the postpaid segment. Over the past twelve months, the postpaid subscribers’ base grew 33.4%, resulting in an improved client mix.

  Leader in net service revenues: R$2.7 billion in the 4Q06, 43.1% and 14.2% up on the 4Q05 and 3Q06.

  Strong ARPU (average revenues per user) expansion: R$37.0 in the 4Q06, 7.6% higher than the R$34.4 recorded in the previous quarter, which also factors interconnection revenues stemming from the elimination of the Bill & Keep system.

  Reduced subscriber acquisition cost (SAC): reduction of 17.8% and 9.1% over the 3Q06 and 4Q05, respectively, driven by tight controls over variable costs, especially subsidies. The 4Q06 SAC / ARPU ratio was of 3.6 months, well below the level of previous quarters (4.4 months in 3Q06 and 4.4 months in 4Q05).

  Profitable growth: EBITDA of R$ 797.5 million in the 4Q06 (17.9% up on the 3Q06), and R$2,492.5 billion for the full year (67.7% up on 2005). The EBITDA margin reached 27.3% in the quarter and 24.6% in the year,
  4.5p.p. and 6.8p.p. higher than in the 4Q05 and 2005, respectively, notwithstanding the negative Bill & Keep impact, in terms of margin dilution.

  Quarterly net income of R$ 78.7 million, reversing a net loss of R$ 116.1 million in the 4Q05, reflecting the continuous improvement in the Company’s operating results.

  Substantial improvement in Operating Free Cash Flow: R$ 873.3 million R$, a R$ 726.0 million increase vs. 3Q06 and R$ 341.0 million vs. 4Q05.

  TIM Participações closed the year awarded with “Top of Mind 2006” in the mobile phone category, confirming the strength of its brand.

Main Regulatory and Accounting Changes

Exclusion of Partial Bill and Keep

With the introduction of the SMP (Personal Mobile Service) in 2000, Anatel created the partial Bill & Keep concept, which meant that in calls between mobile operators in the same registration area (locale), one operator is obliged to pay the other the interconnection charge (VUM) only if traffic exceeds 55% of the total in either direction.

With the introduction of Resolution 438 of July 14, 2006, Anatel completely eliminated the Bill & Keep concept, establishing a full interconnection regime, meaning that each mobile operator will be paid for the use of its network, based on total traffic.

Prepaid Expenses (Deferral of Handset Subsidies)

Starting in the third quarter of 2006, and retroactive to January 1, 2006, Management changed the accounting procedures for costs related to postpaid handset sales. These would henceforth be deferred and amortized in line with the minimum permanence period stipulated in client contracts (12 months) in order to better reflect the performance of the postpaid segment (previously these costs were booked directly under results). The contractually stipulated fine for clients canceling their subscriptions or changing to the prepaid system before the minimum permanence period expires is invariably higher than the average subsidy on each handset sale.

It is important to mention that the deferral of handset sale costs only applies to the postpaid segment, in which clients sign an agreement to remain with the operator for at least 12 months and are fined in case of cancellation.

Discontinued Asset Liability (Asset Retirement Obligation – ARO)

In the fourth quarter (retroactive to 2004), pursuant to CVM Resolution 489, the Company started to use new accounting procedures, as to bring them into line with those adopted by other companies in the telecommunications sector. Now the estimated cost of dismantling radio towers and equipment in rented buildings will be recognized as an obligation, as a counter-entry of permanent assets. The depreciation of these assets is calculated based on their useful life. The estimated liability is discounted to present value in order to reflect the best current estimate.

Pro-forma analysis of Financial Performance

On March 16, 2006, a TIM Participações S.A. Extraordinary Shareholders’ Meeting approved the merger of all TIM Celular S.A.’s shares into TIM Participações S.A., turning the company into a wholly-owned subsidiary of TIM Participações S.A.. For the purposes of making year-on-year comparisons, therefore, pro-forma financial statements were drawn up as if the merger had occurred on January 1st, 2005.

For further information, see the explanatory notes to the financial statements for the period in question and the associated material fact, which are available on our Investor Relations website: www.timpartri.com.br

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Message from Management

Initiative and innovation are core attributes of TIM brand: we were the first operator to implement the national integrated GSM network, which enabled us to launch front running services, such as voice and data roaming, sending of photos and video messages, TV by mobile phone, multimedia messages (MMS) and broadband services (EDGE), Blackberry, TIM Casa and TIM Família, amongst others.

TIM’s performance was always sustained by four pillars: client care, skilled and committed employees, ethical values and return to shareholders. Such pillars are cultivated within a culture of efficiency and control, based on the principles of our True Care philosophy – a real concern with clients’ satisfaction, certain that at the end of the day, we have made everything under our reach to serve them well.

The Company’s greatest achievements in 2006 were only possible thanks to the enthusiasm o of our more than 9 thousand employees, who were capable of implementing the True Care philosophy and who worked as a team in order to transform our aggressive growth plans into results.

The market has acknowledged our ongoing efforts. With our focus on convenience and mobility, we are already leaders in the corporate segments, we have the client base with best mix in postpaid and prepaid plans, considering our peers’ average, and we reached the leadership on net service revenue in the last quarter. TIM is the preferred brand and appreciated by consumers, even by those who are not our clients yet.

In a country with such continental dimensions such as Brazil, the regional differences may and should be respected. We still are the single mobile operator with nationwide presence, but we perform with strategies that combine the best in terms of institutional image with regional opportunities. Our promotions ally innovation and segmentation, seeking to make the right offer to the right client, in the right place. Even VAS is already segmented, and the results obtained show us this is the right path.

The future will still bring great novelties for us; the mobile phone, every year, is no longer a voice instrument, but it is a relationship instrument, also comprising data, image and multimedia.

We need to be ready for the future. We are closely tracking the evolution of all trends, in pure mobile and those concerned with convergence. We participate in all opportunities bringing tangible benefits to our clients and the return to our shareholders.

The Management

3 / 17

Operating Performance

National penetration reaches 53.2% in the 4Q06.
The Brazilian market closed December/06 with 99.9 million lines, 15.9% up on the 86.2 million registered in December/05. National penetration reached 53.2% and showing potential growth, especially when compared to other countries in Latin America.

Total market net additions in the quarter came to 4.0 million, compared to 6.2 million in the same period of the previous year; the slower pace also reflects a more rational commercial approach pursued by the main players that consisted, among others, in lower handset subsidies especially in the pre-paid segment. The Company added 1.3 million new clients to its base in the 4Q06, consolidating its substantial share of sector growth (32.8% of total period additions). For the year as a whole, the Company recorded 38.2% of annual net additions, the highest figure in the sector.

Market share: 25.4% in the 4Q06	TIM Participações ended the fourth quarter with 25.4 million clients, 26.0% up year-on-year, and a market share of 25.4% versus 23.4% in the 4Q05. Thanks to such strong performance TIM Participações further reduced the market share gap vs. the incumbent to 3.7 p.p., with a sharp reduction compared to the beginning of the year (- 11.1pp), The gap vs. 3rd player remained broadly at 2 p.p.

The Company’s client base mix also improved in 2006. The postpaid base grew by 33.4%, representing 21.3% of the total base.

Strong growth in the value segment

TIM: the largest GSM client base
At the end of the quarter, 90.8% of TIM Participações’ clients were using GSM technology. TIM’s GSM coverage reached 91.6% of the country’s urban population, serving 2,453 municipalities. All municipalities with GSM also have access to GPRS, while 456 have the additional benefit of EDGE technology. These innovations facilitate access to and encourage clients to use data and multimedia services, leading to strong VAS revenue growth.

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Marketing Activities

TIM was strongly positioned in the market value segment throughout 2006, offering clients complete communication solutions and constantly seeking innovations to encourage frequent cell-phone use, such as TIM Casa and TIM Família.

“TIM Casa”, an exclusive TIM service available nationwide for new and current clients, includes a package of minutes for fixed local calls, at a lower cost than those of a fixed line monthly subscription

The “TIM Família” plan is another pioneering initiative of TIM. It is an exclusive service that allows the inclusion of up to nine dependents, which can make free calls among them and share integrated voice and VAS service packages, in addition to discounts on local fixed calls.

The “TIM Recarga Fácil” promotion was designed to further encouragement to recharging. Clients who effect a R$15 recharge, for example, receive five minutes of free local calls to TIM handsets and fixed phones.

In the VAS segment, TIM clients can take advantage of an ever increasing range of interactive services. They can now use their cell phones to take part in polls and quizzes, as well as send comments and compete for prizes.

In the final quarter, when promotions are geared towards the festive period, TIM continued to encourage local intra-network calls, allowing a substantial reduction in prepaid handset subsidies. In this context, the Company launched the “7 centavos” promotion, with a highly competitive tariff on intra-network local calls for postpaid and prepaid clients, through July/07.

TIM launched a sales-automation system for its consultants dedicated to attend small and middle companies, named “TIM e-Vendas Móvel”. This system not only allows a more efficient management of the entire sales process by enabling on-line access through PDAs and generation of sales visit reports, but also can be customized for another business applications.

All these initiatives exemplify the Company’s continuous drive to acquire and retain clients and are sustained by the strength of the TIM brand, its constant innovation and client segmentation, as well as customized promotions.

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Financial Performance

Selected Figures 1

						R$ thousand

	4Q06	4Q05	% Y-o-Y	3T06	% Q-o-Q	4Q06	4Q05	% Y-o-Y

Total Gross Revenue	4,093,955	3,260,442	25.6%	3,692,860	10.9%	13,877,559	11,232,604	23.5%
Gross Service Revenue	3,542,483	2,536,928	39.6%	3,157,578	12.2%	11,820,276	8,962,547	31.9%
Gross Handset Revenue	551,472	723,514	-23.8%	535,282	3.0%	2,057,283	2,270,057	-9.4%

Total Net Revenue	2,918,038	2,408,758	21.1%	2,745,870	6.3%	10,116,113	8,368,052	20.9%
Net Services Revenue	2,734,774	1,910,664	43.1%	2,394,327	14.2%	8,933,528	6,795,047	31.5%
Net Handsets Sales	183,263	498,094	-63.2%	351,543	-47.9%	1,182,585	1,573,005	-24.8%

EBITDA	797,547	550,336	44.9%	676,663	17.9%	2,492,460	1,485,856	67.7%
EBITDA Margin	27.3%	22.8%	4.5 p.p.	24.6%	2.7 p.p.	24.6%	17.8%	6.8 p.p.

EBIT	200,313	21,518	830.9%	98,902	102.5%	207,572	(429,035)	-
EBIT Margin	6.9%	0.9%	6.0 p.p.	3.6%	3.3 p.p.	2.1%	-5.1%	7.2 p.p.

Net Income (Loss)	78,691	(116,088)	-	20,345	286.8%	(301,683)	(989,561)	-69.5%

Nota: (1) Consolidated figures

Operating revenues

Leadership in net service revenue in the 4Q06	Total net revenues came to R$2,918.0 million in the 4Q06 (21.1% up year-on-year), and R$10,116.1 million for the full year, 20.9% up on the R$8,368.1 million registered in 2005.

Net service revenue accounted for R$2,734.8 million in the quarter, 43.1% more than the R$1,910.7 million recorded in the 4Q05, underlining the Company’s continuous growth and ensuing its lead of the national mobile segment in the 4Q06.

In 2006 as a whole, net service revenue totaled R$8,933.5 million, 31.5% up on 2005. This growth was primarily due to the continuing expansion of traffic and value-added services (VAS), underlining the quality of TIM’s subscriber base, and also thanks to the positive impact of the Bill & Keep elimination. It is worth to mention that, considering partial Bill & Keep system elimination on January 1, 2005, the annual service revenue would grow by 22%, on a YoY comparison.

Net handset revenues totaled R$ 183.3 million in the 4Q06, 63.2% down year-on- year, and R$1,182.6 million in 2006 versus R$1,573.0 million in 2005. During 2006, the Company substantially reduced its participation on prepaid handset sales volume (-30.8% year-on-year in the 4Q06 and -24.2% in 2006 over 2005), besides of stimulating SIM Card selling offer, with “TIM Chip Only” promotion.

In addition, as of the 4Q06, consumer handset discounts are fully booked as “discounts on goods sold”, instead of being partially allocated to selling expenses as before.

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ARPU: Strong 4Q06 vs. 3Q06 expansion
Average revenue per user (ARPU) totaled R$ 37.0 in the 4Q06, 7.6% up on the quarter before (R$34.4), which also includes the positive impact of the Bill & Keep elimination. This growth reflected, the campaigns adopted by the company to stimulate usage, the high quality of the customers acquired in the quarter and the period’s seasonality, characterized by increased service usage.

It is important to point out the company’s continuous efforts to encourage the use of value added services (VAS), which complement the service plans in all segments. Gross VAS revenues stood at R$ 250.8 million in the 4Q06 and R$ 886.2 million in the year, 42.2% and 51.7% higher, respectively, than the expansion recorded in the same periods in 2005. Innovative services (MMS, GPRS, downloads, etc) accounted for39.4% of these revenues in the fourth quarter. In the last quarter of 2006, VAS gross revenue accounted for 7.1% of gross service revenue, 0.1 p.p. higher on a YoY comparison (7.5% in 2006, 1.0 p.p. higher when compared to 2005).

Operating Costs and Expenses

Interconnection costs reflect the elimination of the Bill & Keep
Network and interconnection costs stood at R$950.0 million in the quarter, versus R$398.0 million in the 4Q05, and R$2,664.8 million for the year (60.2% up on the R$1,663.6 million recorded in 2005). The increase chiefly reflects the elimination of the Bill & Keep system, meaning that the Company now pays the interconnection charge on every local call to other mobile operators, and the impressive growth in traffic volume (+31.2% in 2006 versus 2005), basically due to the expansion of the client base.

The cost of goods sold – basically comprising handset and accessory sales – totaled R$ 289.7 million in the 4Q06, versus R$515.9 million in the same period the year before. In 2006 as a whole, these costs represented R$ 1,407.8 million, against R$ 1,719.8 million in 2005. The quarterly and annual reductions were mainly due to: (i) the change in the consumer segment strategy, represented by the elimination of prepaid handset subsidies and the “SIM card” solely sales drive through the “TIM Chip Only” promotion; (ii) the annual reduction in handset sales volume (5.5 million, versus 7.3 million in 2005), combined with a change on handsets mix, reflecting the strong sales expansion of more sophisticated handsets, of medium and high value; (iii) the deferral of postpaid handsets subsidies, applied to the previous 12 months (R$ 24.2 million posit ive impact in 4Q06 and R$ 160 million in 2006); and (iv) discounts on the sales of handsets to final consumer, previously booked as cost of goods sold and are now booked as discounts on handsets sales.

Quarterly selling and marketing expenses came to R$519.9 million, 15.9% and 7.0% less than the 4Q05 and 3Q06, respectively, primarily due to a higher efficiency of sales channels and the increase in chip sales in the prepaid segment, thereby reducing commissions, partially offset by more acquisitions in the postpaid segment.

Subscriber acquisition costs (SAC) stood at R$ 120 in the 4Q06 and R$ 145 in the year, down by 9.1% and 8.2% year-on-year, respectively, reflecting the drastic reduction in handset subsidies in the prepaid segment, practically eliminated in the 4Q06, which accounted for 77.7% of gross annual additions. As a result, the SAC/ARPU ratio fell from 4.4 months in the 4Q05 to 3.6 months in the 4Q06, and from 5.0 months in 2005 as a whole to 4.6 months in 2006.

G&A expenses - excluding depreciation, amortization and personnel expenses - totaled R$ 101.6 million in the 4Q06, in line with the R$100.3 million recorded in the 4Q05. In 2006, these expenses totaled R$ 434.4 million, versus R$ 391.3 million the year before. The increase reflects the upturn in IT service costs, combined with non-recurring expenses from the corporate restructuring, and the implementation of the internal control procedures to meet the requirements of Sarbanes Oxley Law.

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Quarterly and annual personnel expenses amounted to R$ 149.1 million and R$594.9 million respectively. The 17.7% year-on-year increase basically reflects the interim staff increase, represented by the hiring of 485 new employees in order to improve customer service and client relations, as well as pre and post-sales support.

Bad debt as a percentage of total gross revenues remains stable
Bad debt expenses totaled R$ 123.3 million in the 4Q06, representing 3.0% of total gross revenues, compared to 3.0% and 3.4% in the 4Q05 and 3Q06, respectively. In 2006, these expenses totaled R$452.0 million, virtually stable in percentage-of-gross-revenue terms, notwithstanding the strong 33.4% growth in the postpaid client base.

Other net operating revenues came to R$ 13.1 million versus R$ 6.5 million in the 4QO5. Other operating revenues basically comprise fines paid by clients related to past due payments or service cancellations, unpaid dividends, etc., partially offset by expenses from provisions for contingencies and various taxes on financial transactions. In 2006, net operating revenue totaled R$103.7 million, versus R$ 0.3 million net expense in 2005. These revenues include non-recurring revenue from the reversal and recovery of PIS and COFINS taxes, following a judicial verdict in favor of the subsidiary TIM Nordeste S.A, representing R$ 33.8 million and R$ 52.3 million, respectively, both allocated in the 1H06.

EBITDA

Fourth-quarter EBITDA (operating result before net financial expenses, excluding depreciation and amortization) totaled R$ 797.5 million, 44.9% up on the 4Q05 and 17.9% up on the previous quarter.

Annual EBITDA came to R$ 2,492.5 million, 67.7% up on the year before, underlining the Company’s commitment to combining solid growth with quality of the clients and profitability.

The EBITDA margin stood at 27.3% in the 4Q06 and 24.6% in 2006, 4.5 p.p and 6.8 p.p. up on the 4Q05 and 2005.
It is worth to mention that the adjusted EBITDA margin, considering the Bill & Keep system elimination on January 1, 2005 would be of 23% in 2006, 7.3 p.p. higher than 2005 (15.7%), confirming our efforts to combine strong growth with healthy profitability expansion.

EBITDA

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EBITDA Margin

Depreciation and Amortization

Quarterly depreciation and amortization expenses amounted to R$ 597.2 million, 12.9% higher than the R$ 528.8 million posted in the 4Q05. In 2006, these expenses totaled R$2,284.9 million, 19.3% more than the R$1,914.9 million registered in 2005. Both increases reflect network and IT infrastructure expansion and improvement.

EBIT

Continuous EBIT recovery: +6.3pp in 2006
EBIT (operating result before interest and taxes) totaled R$200.3 million in the 4Q06, 830.9% up year-on-year and 102.5% up quarter-over-quarter. Annual EBIT came to R$207.6 million, a R$636.6 million improvement over the negative R$429.0 reported in 2005. The corresponding EBIT margin was 6.9% and 2.1%, up 6.0 p.p. year- on-year and 7.2 p.p. in annual basis.

Net Financial Result

Net financial expenses totaled R$90.8 million for the quarter, 15.6% lower than the R$107.5 million expense reported in the 4Q05. For the year as a whole, the Company recorded a net financial expense of R$ 343.0 million, 7.9% down on the R$372.6 million expense in 2005. It is important to mention that the new accounting practices, whereby the obligations related to the estimated cost of dismantling radio towers and equipment in rented properties is recognized (ARO), resulted in a R$26.5 million increase in the 4Q06 financial expenses.

Indebtedness

At the close of the fourth quarter, the Company’s net debt (total debt less cash and cash equivalents) totaled R$ 1,027.0 million, 42.5% down on the R$ 1,787.0 million at the end of the 3Q06.

Positive operating cash flow

Free operating cash flow was R$ 873.3 million positive, a substantial improvement over the 3Q06 (R$ 147.3 million), and 4Q05 (R$ 532.3 million).

Is important to mention that the significant improvement in these results, and the consequently indebtedness reduction reflect the positive operating results in the

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4Q06, the seasonal increase in purchase volume related to CAPEX (44% of the Company’s annual investment was spent in the 4Q06) and selling activities, mainly related with the acquisition of mobile handsets.

At the close of 2006, gross debt stood at R$ 2,220.4 million, compared to the R$1,870.0 million recorded at the end of 2005. The Company’s debt mostly comprises long-term loans and financing from the BNDES (National Development Bank) and the BNB (Blanco do Nordeste do Brasil). Cash and cash equivalents amounted to R$ 1,193.5 million in the 4Q06, mainly made up of highly liquid financial investments.

Net Result

Net income of R$78.7 million in the 4Q06
TIM Participações closed the 4Q06 with a net income of R$ 78.7 million, showing a rapid improvement in the Company’s operating results following the consolidation of the TIM Brasil companies in the 1Q06. This figure represented a R$194.8 million improvement over the net loss of R$116.1 million in the 4Q05. In 2006 as a whole, net income climbed by R$989.6 million over the year before.

CAPEX

CAPEX of R$ 1.6 billion in 2006
Investments totaled R$ 693 million in the fourth quarter, giving R$1,588.0 million for the year (versus R$1.1 billion in the 4Q05 and R$2.6 billion in 2005), not including the amount of R$ 21.3 million related to the obligations derived from the discontinued assets (Assets Retirement Obligation – ARO), 52% of which allocated to the expansion and improvement of the GSM network’s capacity and quality. Thanks to strong client base growth and a higher number of launchings of new services, 26% of CAPEX went to developing and improving IT systems; and 20% to the commodatum program, part of the Company’s expansion and loyalty-building strategy for the corporate segment and others.

Dividends

Management proposes dividend payments
Despite the Company’s net loss in 2006, management is proposing the distribution to shareholders as dividends, equivalent to R$ 0.1933 per lot of 1,000 common and preferred shares and R$1.9330 per ADR (10,000 preferred shares) through the partial realization of the expansion reserve, in the amount of R$450.8 million, and. The proposal will be analyzed at the Company’s Annual Shareholders’ Meeting to be held in April 2007.

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About TIM Participações S.A.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group.

TIM Participações offers GSM technology – “Global System for Mobile Communications” - the most widely used in the world. At the end of December 2006, its network covered 91.6% of the Brazilian urban population.

The cities covered by the GSM network also have access to GPRS, while 459 cities have the additional benefit of EDGE technology. These are innovations that facilitate the use of data and multimedia services across the country.

The Company is proud to offer one of the widest product and service portfolios in the sector, with specific solutions for different client needs.

• Only company with nationwide presence

• “TOP of MIND” in 2006

• Second largest company in terms of client numbers

• Largest GSM operator in terms of client numbers

• Leader in business segment

• Leader in the service revenue in the mobile nation market

Disclaimer
This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

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ATTACHMENTS

Attachment 1:	Balance Sheet (BR GAAP)
Attachment 2:	Income Statements (BR GAAP)
Attachment 3:	Cash Flow Statements (BR GAAP)
Attachment 4:	EBITDA Calculation Statement (BR GAAP)
Attachment 5:	Consolidated Operational Indicators
Attachment 6:	Glossary

The Complete Financial Statements, including Explanatory Notes are available at the Company’s Investor Relations Website: www.timpartri.com.br

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Attachment 1

TIM PARTICIPAÇÕES S.A.
Balance Sheet (BR GAAP)

(R$ Thousand)

DESCRIPTION	2006	2005	%

ASSETS	14.200.105	15.233.942	-6,8%

CURRENT ASSETS	4.443.021	4.461.579	-0,4%
Cash and bnks	440.866	519.300	-15,1%
Fianancial assets	752.611	1.253.300	-39,9%
Accounts receivable	2.505.833	2.071.631	21,0%
Inventories	164.108	215.242	-23,8%
Recoverable Taxes	292.542	242.168	20,8%
Deferred income and social contribution taxes	50.450	103.118	-51,1%
Prepaid expenses	221.008	43.730	405,4%
Other current assets	15.603	13.090	19,2%

NON CURRENT	9.757.084	10.772.363	-9,4%
Non current assets
Related parties	16.303	8.836	84,5%
Recoverable Taxes	285.681	297.634	-4,0%
Deferred income and social contribution taxes	29.429	133.510	-78,0%
Judicial deposits	57.420	39.716	44,6%
Prepaid expenses	13.257	19.719	-32,8%
Other	7.191	3.047	136,0%

PERMANENT ASSETS
Investments	6.728	8.310	-19,0%
Intangible	1.922.621	2.170.858	-11,4%
Fixed assets	7.185.864	7.815.808	-8,1%
Deferred	232.590	274.925	-15,4%

LIABILITIES	14.200.105	15.233.942	-6,8%

CURRENT LIABILITIES	4.135.122	4.392.241	-5,9%
Loans and financing	340.762	216.147	57,7%
Suppliers	2.642.858	3.419.596	-22,7%
Salaries and related charges	92.493	94.428	-2,0%
Taxes, charges and contributions	370.264	357.328	3,6%
Related parties	84.064	73.902	13,8%
Authorizatios payable	472.958	141.606	234,0%
Trade accounts payable	38.275	34.792	10,0%
Other	93.448	54.442	71,6%

Autorizações a pagar	2.178.605	2.219.018	-1,8%
Loans and financing	1.879.679	1.653.895	13,7%
Trade accounts payable	6.542	8.755	-25,3%
Taxes, charges and contributions	-	4.634	-100,0%
Provision for contingencies	128.133	145.722	-12,1%
Supplementary pension plan	6.083	3.584	69,7%
ARO	158.168	397.427	-60,2%
Others	-	5.001

SHAREHOLDERS' EQUITY	7.886.378	8.622.683	-8,5%
Capital	7.512.710	7.455.859	0,8%
Capital reserves	135.230	192.081	-29,6%
Income reserves	238.438	974.743	-75,5%

13 / 17

     Attachment 2

TIM PARTICIPAÇÕES S.A.
Income Statements (BR GAAP)

(R$ Thousand)

DESCRIPTION	4Q06	4Q05%		2006	2005	%

Gross Revenues	4,093,955	3,260,442	25.6%	13,877,559	11,232,604	23.5%
Telecommunications Services	3,542,483	2,536,928	39.6%	11,820,276	8,962,547	31.9%
Core	3,291,651	2,360,590	39.4%	10,934,095	8,378,249	30.5%
VAS	250,832	176,338	42.2%	886,181	584,298	51.7%
Handset sales	551,472	723,514	-23.8%	2,057,283	2,270,057	-9.4%
Handset Sales	551,472	723,514	-23.8%	2,057,283	2,270,057	-9.4%
Discounts and deductions	(1,175,918)	(851,684)	38.1%	(3,761,446)	(2,864,552)	31.3%
Taxes and discounts on services	(807,709)	(626,264)	29.0%	(2,886,748)	(2,167,500)	33.2%
Taxes and discounts on handset sales	(368,209)	(225,420)	63.3%	(874,698)	(697,052)	25.5%
Net Revenues	2,918,037	2,408,758	21.1%	10,116,113	8,368,052	20.9%
Services	2,734,774	1,910,664	43.1%	8,933,528	6,795,047	31.5%
Handset revenues	183,263	498,094	-63.2%	1,182,585	1,573,005	-24.8%
Operating Expenses	(2,120,491)	(1,858,422)	14.1%	(7,623,652)	(6,882,196)	10.8%
Personal expenses	(149,111)	(133,404)	11.8%	(594,890)	(505,431)	17.7%
Selling & marketing expenses	(519,925)	(618,293)	-15.9%	(2,173,548)	(2,267,332)	-4.1%
Network & interconnection	(950,039)	(398,046)	138.7%	(2,664,832)	(1,663,647)	60.2%
G&A	(101,623)	(100,263)	1.4%	(434,358)	(391,285)	11.0%
Cost Of Goods and Service	(289,652)	(515,868)	-43.9%	(1,407,761)	(1,719,760)	-18.1%
Bad Debt	(123,280)	(99,089)	24.4%	(451,976)	(334,462)	35.1%
Other operational revenues (expenses)	13,140	6,541	100.9%	103,713	(279)	-
EBITDA	797,547	550,336	44.9%	2,492,461	1,485,856	67.7%
EBITDA - Margin over total net revenues	27.3%	22.8%	4.5 p.p	24.6%	17.8%	6.8 p.p
Depreciation & amortization	(597,233)	(528,818)	12.9%	(2,284,889)	(1,914,891)	19.3%
Depreciation	(378,084)	(340,246)	11.1%	(1,442,075)	(1,218,030)	18.4%
Amortization	(219,149)	(188,572)	16.2%	(842,814)	(696,861)	20.9%
EBIT	200,314	21,518	830.9%	207,572	(429,035)	-
EBIT - Margin over total net revenues	6.9%	0.9%	6.0 p.p	2.1%	-5.1%	7.2 p.p
Other non-operational revenues (expenses)	1,319	(587)	-324.6%	2,526	(5,500)	-
Net Financial Results	(90,754)	(107,509)	-15.6%	(342,957)	(372,629)	-8.0%
Financial expenses	(120,287)	(159,090)	-24.4%	(450,027)	(368,135)	22.2%
Net exchange variance	(11,897)	(5,390)	120.7%	(55,132)	(185,856)	-70.3%
Financial income	41,430	56,971	-27.3%	162,202	181,362	-10.6%
Net income before taxes and Minorities	110,879	(86,579)	-	(132,859)	(807,164)	-83.5%
Income tax and social contribution	(32,188)	(29,509)	9.1%	(168,826)	(160,933)	4.9%
Minority interest	-	-	-	-	(21,464)	-
Net Income (Loss)	78,691	(116,088)	-	(301,683)	(989,561)	-69.5%

14 / 17

Attachment 3

TIM PARTICIPAÇÕES S.A.
Cash Flow Statements (BR GAAP)

(R$ Thousand)

	4Q06	4Q05	2006	2005

EBIT	200,313	21,518	207,572	(429,035)

Depreciation and Amortization	597,233	528,818	2,284,888	1,914,888
Capital Expenditures	(693,138)	(1,089,429)	(1,587,847)	(2,556,330)
Changes in Net Operating Working Capital	768,874	1,071,366	(1,136,617)	182,254

FREE OPERATING CASH FLOW	873,282	532,273	(232,004)	(888,223)

Income and Social Contribution Taxes	(16,156)	(30,695)	(157,074)	(132,366)
Dividends and Interest on Own Capital	(138)	(80)	(114,887)	(92,884)
Capital Increase	-	125,971	-	1,703,579
Net Financial Income	(90,754)	(107,509)	(342,956)	(372,629)
Other changes	(6,529)	(10,358)	(82,601)	(46,446)

NET CASH FLOW	759,705	509,602	(929,522)	171,031

15 / 17

Attachment 4

TIM PARTICIPAÇÕES S.A.
EBITDA (R$ Thousand)

EBITDA Reconciliation	4Q06	4Q05	2006	2005

Net Profit	78,691	(116,087)	(301,683)	(989,559)
(+) Provision for Income Tax and Social Contribution	32,188	29,509	168,824	160,933
(+/-) Non-Operational Results	(1,319)	587	(2,526)	5,500
(+/-) Minorities Interest	-	-	-	21,464
(-) Net Financial Results	90,754	107,509	342,957	372,629

EBIT	200,314	21,518	207,572	(429,035)
(-) Amortization and Depretiation	597,233	528,818	2,284,889	1,914,891

EBITDA	797,547	550,336	2,492,461	1,485,856

Attachment 5

TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators

	4Q06	3Q06	2006	4Q05	3Q05	2005	Var. % 4Q06 X 3Q06	Var. % 4Q06 X 4Q05	Var. % 2006 X 2005
Estimated Population in the Region (millio	187.9	181.9	187.9	182.4	181.9	182.4	3.3%	3.0%	3.0%
Municipalities Served - GSM	2,453	2,412	2,453	2,288	2,202	2,288	1.7%	7.2%	7.2%
Estimated Total Penetration	53.2%	51.2%	53.2%	47.3%	44.0%	47.3%	2.0 p.p.	5.9 p.p.	5.9 p.p.
Market Share	25.4%	25.1%	25.4%	23.4%	22.9%	23.4%	0.3 p.p.	2.0 p.p.	2.0 p.p.
Total Lines	25,410,478	24,084,501	25,410,478	20,171,393	18,340,277	20,171,393	5.5%	26.0%	26.0%
Prepaid	20,005,316	19,138,001	20,005,316	16,119,938	14,687,965	16,119,938	4.5%	24.1%	24.1%
Postpaid	5,405,162	4,946,500	5,405,162	4,051,455	3,652,312	4,051,455	9.3%	33.4%	33.4%
Gross Additions	3,549,236	3,501,045	12,338,057	3,137,344	2,978,191	10,958,393	1.4%	13.1%	12.6%
Net Additions	1,325,977	1,746,102	5,239,085	1,831,116	1,588,291	6,583,887	-24.1%	-27.6%	-20.4%
Churn	3.1%	2.6%	2.7%	2.4%	2.7%	2.3%	0.5 p.p	69.8%	40.7%
TOTAL ARPU	R$37.0	R$34.4	R$33.1	R$33.6	R$32.8	R$34.2	7.6%	10.1%	-3.2%
TOTAL MOU	95	95	89	95	92	92	0.0%	0.0%	-3.3%
Investment (R$ million)	693.1	374.4	1,587.8	1,089.2	608.5	2,555.5	85.1%	-36.4%	-37.9%
Employees	9,544	9,478	9,544	9,059	8,547	9,059	0.7%	5.4%	5.4%

16 / 17

Attachment 6

Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders ’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution – technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.	Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company ’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company ’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company ’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Total Net Service Revenue per per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU  = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “ comodato ” + costs of retention)

17 / 17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 6, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.